Keith T. Shoemaker Comptroller and Principal Accounting Officer Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor Hamilton HM DX, Bermuda

October 28, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Everest Re Group, Ltd.
Form 10-K For Fiscal Year Ended December 31, 2010
Filed March 1, 2011
DEF 14A Proxy Statement
Filed April 15, 2011
File No. 001-15731

Dear Mr. Rosenberg:

The following is a supplemental response, resulting from discussions with Mr. Frank Wyman, Staff Accountant, to the letter dated September 30, 2011 from Mr. Dominic J. Addesso, President and Chief Financial Officer, for Everest Re Group, Ltd. (“the Company”).  The previous response for comment 2 related to contingencies is being updated with the following response and revised proposed disclosure to be included in future filings.

The format of this supplemental response reflects the Commission’s comment followed by the Company’s response in bold print.

16. Contingencies, page F-42

2.	Please refer to your response to prior comment five.

•
Regarding matters relating to your insurance and reinsurance business, you indicate that you consider these matters in determining your reserves for loss and loss adjustment expenses. You continue to disclose that “an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on the Company’s results of operations in that period.” This disclosure appears to indicate there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Please tell us how you considered SAB Topic 5.W., which appears to require additional disclosure. Please provide us revised proposed disclosure to be included in future filings.

Everest Re Group, Ltd
File No. 001-15731
October 28, 2011

•
Regarding your statement in your response that there are no known significant pending legal issues not involving insurance or reinsurance business activity, please provide us proposed disclosure to be included in future filings to indicate, if true, that these matters are not material to your financial statements, or provide us proposed disclosure to be included in future filings to either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made as required by ASC 450-20-50-4b.

Response:

•
The contingency disclosure concerning the Company’s insurance and reinsurance business addressed the general uncertainty regarding the settlement of insurance and reinsurance claims and the potential adverse impact on the Company’s financial statements and liquidity due to unknown future litigation.  The Company did not have at December 31, 2010, and currently does not have, any individual claim or reinsurance disputes that it considers nonrecurring or abnormal and has not made any judgmental adjustments to historical experience for insufficiently understood claims activity.  The Company will revise this disclosure in future filings as set forth below.

•
The purpose of the Company’s statement; “There are no known significant pending legal issues not involving insurance or reinsurance business activity.”, was intended to inform the readers of the financial statements that there were no known material corporate legal issues, which could materially impact future financial statements.  As with any corporation, the Company is involved in miscellaneous legal issues at the corporate level.  These issues are not material to the Company either individually or in the aggregate.  An estimate of the amount of loss from these issues could be determined; however, the amount is not material enough to disclose.  The Company will revise this disclosure in future filings as set forth below.

Revised proposed disclosure for future filings:

CONTINGENCIES

In the ordinary course of business, the Company is involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures, the outcomes of which will determine the Company’s rights and obligations under insurance and reinsurance agreements.  In some disputes, the Company seeks to enforce its rights under an agreement or to collect funds owing to it.  In other matters, the Company is resisting attempts by others to collect funds or enforce alleged rights.  These disputes arise from time to time and are ultimately resolved through both informal and formal means, including negotiated resolution, arbitration and litigation.  In all such matters, the Company believes that its positions are legally and commercially reasonable.  The Company considers the statuses of these proceedings when determining its reserves for unpaid loss and loss adjustment expenses.

Aside from litigation and arbitrations related to these insurance and reinsurance agreements, the Company is not a party to any other material litigation or arbitration.

Everest Re Group, Ltd
File No. 001-15731
October 28, 2011

In 1993 and prior, the Company had a business arrangement with The Prudential Insurance Company of America (“The Prudential”) wherein, for a fee, the Company accepted settled claim payment obligations of certain property and casualty insurers, and, concurrently, became the owner of the annuity or assignee of the annuity proceeds funded by the property and casualty insurers specifically to fulfill these fully settled obligations.  In these circumstances, the Company would be liable if The Prudential, which has an A+ (Superior) financial strength rating from A.M. Best Company (“A.M. Best”), was unable to make the annuity payments.  The table below presents the estimated cost to replace all such annuities for which the Company was contingently liable for the periods indicated:

At December 31,
(Dollars in thousands)	20XX	20XX
	$ XXXX	$ XXXX

Prior to its 1995 initial public offering, the Company purchased annuities from an unaffiliated life insurance company with an A+ (Superior) financial strength rating from A.M. Best to settle certain claim liabilities of the company.  Should the life insurance company become unable to make the annuity payments, the Company would be liable for those claim liabilities.  The table below presents the estimated cost to replace all such annuities for which the Company was contingently liable for the periods indicated:

At December 31,
(Dollars in thousands)	20XX	20XX
	$ XXXX	$ XXXX

Please let me know if you require any additional information.

Sincerely,

       /S/ KEITH T. SHOEMAKER

Keith T. Shoemaker